

Mail Stop 4631

July 24, 2009

via U.S. mail and facsimile

Peter C. DeChants, CFO
Kaydon Corporation
315 Eisenhower Parkway, Suite 300
Ann Arbor, Michigan 48108

> **RE: Kaydon Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Form 10-Q for the Fiscal Quarter Ended April 4, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2009**
> **File No. 1-11333**

Dear Mr. DeChants:

We have reviewed your response letter dated July 9, 2009, and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

Critical Accounting Policies and Estimates, page 13

Impairment of Goodwill and Indefinite-Lived Intangible Assets, page 13

1. We note your response to comment 3 in our letter dated June 18, 2009, including the disclosures you intend to include in your next Form 10-K. In the draft disclosure, you note that you reviewed revised estimated future discounted cash flows for your reporting units based on lower estimated sales and operating income, which resulted in estimated fair values that were not less than the carrying values. Please note that to

the extent that this interim review indicated there was an uncertainty as to the carrying value of goodwill, Item 303 of Regulation S-K requires MD&A disclosure in annual and interim filings of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and may require disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss."

2. In future filings, please provide a more comprehensive explanation as to why you are utilizing the same assumed growth rate in perpetuity for purposes of determining the terminal value for each of your reporting units' cash flows. In this regard, we note that your "other" category has a material amount of goodwill associated with it and has operating income margins that vary significantly from the operating margins of the Friction Control Products and Velocity Control Products reportable segments that comprise the majority of the remaining goodwill balance. Please provide us with the disclosure you intend to include in future filings.

Definitive Proxy Statement on Schedule 14A Filed on April 7, 2009

Compensation Discussion and Analysis, page 12

Compensation Program Components, page 12

3. We note your response to comment 9 in our letter dated June 18, 2009, particularly your statement that your compensation committee "seeks to provide salary, incentive compensation opportunity and employee benefits that fall within the average practice of similarly sized manufacturers in similar industries and this data assists the Committee in achieving this goal." We continue to believe that such a practice would likely constitute benchmarking, and thus this statement appears to be inconsistent with your position that your compensation committee does not engage in benchmarking. In future filings, if your compensation committee seeks to provide compensation that falls at or within a particular average or range please provide the disclosures we requested in comment 9 in our letter dated June 18, 2009.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Dorine Miller at (202) 551-3711, or in her absence, Dieter King, at (202) 551-3338.

Sincerely,

Terence O'Brien
Accounting Branch Chief